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EXHIBIT 12.1

IMC Global Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of
Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Nine Months Ended September 30		Years Ended December 31
	2003	2002	2002	2001	2000	1999	1998
FIXED CHARGES:
Interest charges	$138.8	$131.3	$174.2	$152.3	$112.6	$111.4	$104.7
Net amortization of debt discount and premium and issuance expense	6.0	6.5	8.5	8.4	5.4	5.7	3.8
Interest portion of rental expense	6.3	6.0	8.0	6.7	5.0	6.4	7.5

Total fixed charges	$151.1	$143.8	$190.7	$167.4	$123.0	$123.5	$116.0
Preferred stock dividend requirements	3.8	—	—	—	—	—	—

Total fixed charges and preferred stock dividend requirements	$154.9	$143.8	$190.7	$167.4	$123.0	$123.5	$116.0
EARNINGS:
Earnings (loss) from continuing operations before minority interest	$(104.3)	$17.7	$(0.2)	$(93.1)	$118.7	$(390.0)	$259.0
Interest charges	138.8	131.3	174.2	152.3	112.6	111.4	104.7
Net amortization of debt discount and premium and issuance expense	6.0	6.5	8.5	8.4	5.4	5.7	3.8
Interest portion of rental expense	6.3	6.0	8.0	6.7	5.0	6.4	7.5

Total earnings (loss)	$46.8	$161.5	$190.5	$74.3	$241.7	$(266.5)	$375.0
Ratio of earnings to fixed charges(a)	0.3	1.1	1.0	0.4	2.0	(2.2)	3.2
Ratio of earnings to fixed charges and preferred stock dividend requirements(b)	0.3	1.1	1.0	0.4	2.0	(2.2)	3.2

(a)
The Company's earnings were insufficient to cover fixed charges by $104.3 million for the nine months ended September 30, 2003 and $0.2 million, $93.1 million and $390.0 million for the years ended December 31, 2002, 2001 and 1999, respectively.

(b)
The Company's earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $108.1 million for the nine months ended September 30, 2003 and $0.2 million, $93.1 million and $390.0 million for the years ended December 31, 2002, 2001 and 1999, respectively.

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IMC Global Inc. Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements